Magellan Health, Inc.
4800 North Scottsdale Road
Suite 4400
Scottsdale, AZ 85251

August 11, 2015

VIA EDGAR Correspondence

Jim B. Rosenberg
Divisions of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:	Magellan Health, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 26, 2015 File No. 001-06639

Dear Mr. Rosenberg:

Reference is made to your comment letter dated July 30, 2015 (the “July 30 Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”) of Magellan Health, Inc. (the “Company”).  On behalf of the Company, set forth below we repeat the numbered Staff comment contained in the July 30 Letter and follow with the Company’s response.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the 2014 Form 10-K.

2014 Form 10-K

Notes to Consolidated Financial Statements
3.  Acquisitions
Acquisition of CDMI LLP, page F-30

    1.    Staff Comment

Please provide us with an analysis of your accounting for the $80 million received from the sellers and certain key management of CDMI in connection with the CDMI acquisition. In this regard, please address the guidance in ASC 805-10-25-20 through 22 and ASC 805-10-55-18.

Company Response

On April 30, 2015 the Company acquired CDMI for a base purchase price of $201.1 million including net receipts of $3.9 million for working capital adjustments. In connection with the transactions contemplated in the CDMI Agreement, the sellers and certain key management entered into stock subscription agreements to purchase $80 million of Magellan restricted stock which vests 25% after 18 months and 75% after 42 months, conditioned upon continued employment with the Company.  The Company wished to retain the services of the sellers and key management of CDMI and therefore included this as part of the arrangement.  On a cash basis, the transaction was settled net. Because of the net settlement feature, and the requirement for the sellers and key management to provide services in order to receive the restricted stock, the Company viewed this transaction as having a purchase price of $125 million cash on the transaction date and contingent payment payable in restricted stock due in 18 and 42 months.

In assessing the accounting for the contingent stock subscription agreement, the Company considered that this transaction is primarily for the benefit of the Company in that it is conditioned upon continued employment of the sellers and key management with the Company.  ASC 805-10-25-21 and ASC 805-10-55-18 indicate that a transaction entered into primarily for the benefit of the acquirer should be accounted for separately from the business combination.  ASC 805-10-55-25 provides further clarification that a continued employment arrangement is to be considered a separate transaction. Per this guidance, the Company treated the obligation to grant $80 million restricted stock in 18 and 42 months as a transaction separate from the business combination and is recognizing this amount as stock compensation expense over the respective 18-month and 42-month vesting term as disclosed in the notes to the consolidated financial statements, 6. Stockholders' Equity, Recent Sales of Unregistered Securities (F-40 through F-41).

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The Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments regarding the foregoing, please call me at 860-507-1906 (Fax: 860-507-1990) or our outside counsel, Howard Dicker (Weil, Gotshal & Manges LLP) at 212 310-8858 (Fax: 212-310-8007).

Very truly yours,

/s/  Daniel N. Gregoire

Daniel N. Gregoire
General Counsel

cc:           Howard Dicker (Weil, Gotshal & Manges LLP)